FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2005

                          GRANITE MORTGAGES 04-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  December 2, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan Rigby
                                          ------------------------------------
                                     Name:   Jonathan Rigby
                                     Title:  Director
Date:  December 2, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Dean Godwin
                                          ------------------------------------
                                     Name:   Dean Godwin
                                     Title:  Director
Date:  December 2, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustee Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 October 2005 - 31 October 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                               312,829

Current Balance - Trust Mortgage Assets                     (GBP)30,387,282,979

Current Balance - Trust Cash and other Assets               (GBP)2,007,530,233

Last Months Closing Trust Assets                            (GBP)34,118,588,012

Funding share                                               (GBP)16,829,481,215

Funding 2 share                                             (GBP)11,510,636,027

Funding and Funding 2 share                                 (GBP)28,340,117,242

Funding and Funding 2 Share Percentage                         87.48%

Seller Share*                                               (GBP)4,054,695,969

Seller Share Percentage                                        12.52%

Minimum Seller Share (Amount)*                              (GBP)2,077,090,203

Minimum Seller Share (% of Total)                               6.41%

Excess Spread last quarter annualised (% of Total)              0.36%
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* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                      Number           Principal (GBP)       Arrears (GBP)            By Principal (%)

> = 1 < 3 Months       5,252            531,689,057           4,509,073                 1.75%

> = 3 < 6 Months       1,036            101,271,934           2,387,439                 0.33%

> = 6 < 9 Months        209             20,844,909             829,737                  0.07%

> = 9 < 12 Months       23               2,136,471             120,214                  0.01%

> = 12 Months            3                306,796              21,794                   0.00%

Total                  6,523            656,249,167           7,868,257                 2.16%
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Properties in Possession

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                      Number          Principal (GBP)         Arrears (GBP)

Total (since inception) 748             54,826,236            2,686,692
-------------------------------------------------------------------------------

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Properties in Possession                                         265

Number Brought Forward                                           214

Repossessed (Current Month)                                      51

Sold (since inception)                                           483

Sold (current month)                                             47

Sale Price / Last Loan Valuation                                1.05

Average Time from Possession to Sale (days)                      128

Average Arrears at Sale                                      (GBP)3,377

Average Principal Loss (Since inception)*                    (GBP)1,100

Average Principal Loss (current month)**                     (GBP)1,446

MIG Claims Submitted                                              9

MIG Claims Outstanding                                            0

Average Time from Claim to Payment                               104
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                             Number           Principal (GBP)

Substituted this period                        0                  (GBP)0

Substituted to date (since 26 March 2001)   702,608        (GBP)64,972,043,118
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CPR Analysis

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                                                              % of CPR

Current Month % of CPR - Removals*                             57.50%

Previous Month % of CPR - Removals*                            56.30%

Current Month % of CPR - Non-Removals**                        42.50%

Previous Month % of CPR - Non-Removals**                       43.70%
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*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

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                                          Monthly            Annualised

Current Month CPR Rate - Total             6.34%               54.40%

Previous Month CPR Rate - Total            5.25%               47.65%
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Weighted Average Seasoning (by value) Months                    25.14

Weighted Average Remaining Term (by value) Years                20.81

Average Loan Size                                            (GBP)97,137

Weighted Average LTV (by value)                                75.63%

Weighted Average Indexed LTV (by value)                        67.83%

Non Verified (by value)                                        42.91%
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Product Breakdown

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Fixed Rate (by balance)                                        54.08%

Together (by balance)                                          21.11%

Capped (by balance)                                             0.48%

Variable (by balance)                                          19.74%

Tracker (by balance)                                            4.59%

Total                                                          100.00%
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Geographic Analysis

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                       Number            % of Total           Value (GBP)              % of Total
East Anglia            6,223               1.99%             612,782,668                2.02%

East Midlands         21,835               6.98%            1,926,670,360               6.34%

Greater London        37,914              12.12%            5,914,615,389              19.46%

North                 31,673              10.12%            2,033,747,178               6.69%

North West            41,388              13.23%            3,284,576,578              10.81%

Scotland              42,314              13.53%            2,969,493,857               9.77%

South East            46,761              14.95%            6,137,627,976              20.20%

South West            20,369               6.51%            2,237,775,682               7.36%

Wales                 12,626               4.04%            1,004,558,768               3.31%

West Midlands         20,557               6.57%            1,897,322,716               6.24%

Yorkshire             31,169               9.96%            2,368,111,808               7.79%

Total                 312,829              100%             30,387,282,979              100%
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LTV Levels Breakdown

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                                          Number              Value (GBP)              % of Total

0% < 25%                                  12,396             462,021,749                1.52%

> = 25% < 50%                             38,769            2,923,333,074               9.62%

> = 50% < 55%                             12,338            1,155,622,722               3.80%

> = 55% < 60%                             13,265            1,305,393,384               4.30%

> = 60% < 65%                             15,206            1,593,589,091               5.24%

> = 65% < 70%                             18,609            1,929,686,220               6.35%

> = 70% < 75%                             23,027            2,530,598,657               8.33%

> = 75% < 80%                             23,070            2,714,199,316               8.93%

> = 80% < 85%                             39,636            4,516,290,326              14.86%

> = 85% < 90%                             36,485            3,922,898,656              12.91%

> = 90% < 95%                             54,595            4,947,047,678              16.28%

> = 95% < 100%                            24,673            2,326,468,971               7.66%

> = 100%                                    760              60,133,134                 0.20%

Total                                    312,829           30,387,282,979              100.0%
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Repayment Method

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                                          Number              Value (GBP)              % of Total

Endowment                                 18,842            1,433,598,162               4.72%

Interest Only                             62,510            9,168,872,433              30.17%

Pension Policy                              449              43,841,937                 0.14%

Personal Equity Plan                        825              59,576,603                 0.20%

Repayment                                 230,203           19,681,393,843             64.77%

Total                                     312,829           30,387,282,979             100.00%
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Employment Status

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                                          Number              Value (GBP)              % of Total

Full Time                                 271,042           24,816,850,473             81.67%

Part Time                                  4,079             278,287,110                0.92%

Retired                                     459              16,428,892                 0.05%

Self Employed                             34,272            5,130,578,160              16.88%

Other                                      2,977             145,138,344                0.48%

Total                                     312,829           30,387,282,979             100.00%
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NR Current Existing Borrowers' SVR                              6.59%

Effective Date of Change                                   1 September 2005
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Notes     Granite Mortgages 04-3 plc

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                     Outstanding              Rating        Reference Rate              Margin
                                          Moodys/S&P/Fitch

Series 1
A1                      $0                  Aaa/AAA/AAA         3.95%                   0.06%

A2             (euro)128,341,901.00         Aaa/AAA/AAA         2.21%                   0.07%

A3                 $1,248,100,000           Aaa/AAA/AAA         3.99%                   0.10%

B                   $59,200,000              Aa3/AA/AA          4.05%                   0.16%

M                   $31,400,000               A2/A/A            4.16%                   0.27%

C                   $62,700,000             Baa2/BBB/BBB        4.48%                   0.59%

Series 2

A1                $713,700,000              Aaa/AAA/AAA         4.03%                   0.14%

A2             (euro)800,150,000            Aaa/AAA/AAA         2.28%                   0.14%

B               (euro)74,400,000            Aa3/AA/AA           2.42%                   0.28%

M               (euro)57,900,000             A2/A/A             2.51%                   0.37%

C              (euro)139,050,000           Baa2/BBB/BBB         2.94%                   0.80%

Series 3

A1             (GBP)411,250,000            Aaa/AAA/AAA          4.78%                   0.18%

A2             (GBP)600,000,000            Aaa/AAA/AAA          5.515%             Fixed until 09/2011

B               (GBP)54,350,000             Aa3/AA/AA           4.95%                   0.35%

M               (GBP)42,250,000              A2/A/A             5.05%                   0.45%

C               (GBP)99,450,000           Baa2/BBB/BBB          5.48%                   0.88%
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Credit Enhancement

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                                                                                    % of Notes Outstanding
Class B and M Notes ((GBP) Equivalent)                    (GBP)237,352,601                7.41%

Class C Notes ((GBP) Equivalent)                          (GBP)229,275,589                7.16%

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                                                                                      % of Funding Share

Class B and M Notes ((GBP) Equivalent)                    (GBP)237,352,601                1.41%

Class C Notes ((GBP) Equivalent)                          (GBP)229,275,589                1.36%

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Granite Mortgages 04-3 Reserve Fund Requirement            (GBP)48,000,000                0.29%

Balance Brought Forward                                    (GBP)48,000,000                0.29%

Drawings this Period                                            (GBP)0                    0.00%

Excess Spread this Period                                  (GBP)4,052,672                 0.02%

Funding Reserve Fund Top-up this Period*                     (4,052,672)                 -0.02%

Current Balance                                            (GBP)48,000,000                0.29%
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Funding Reserve Balance                                    (GBP)113,010,972                0.67%

Funding Reserve %                                               1.0%                        NA
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*Top-ups only occur at the end of each quarter.



Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.